UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 26, 2016

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On April 26, 2016, Ashland Inc. (“Ashland”) announced preliminary second quarter results, which are discussed in more detail in the news release (the “News Release”) attached to this Current Report on Form 8-K (“Form 8-K”) as Exhibit 99.1, which is incorporated herein by reference into this Item 2.02.

Item 7.01. Regulation FD Disclosure

On April 26, 2016, Ashland will make available the News Release, a slide presentation and prepared remarks on the “Investor Center” section of Ashland’s website located at http://investor.ashland.com. A copy of the slide presentation and the prepared remarks are attached to this Form 8-K as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference solely for purposes of this Item 7.01 disclosure.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

99.1	News Release dated April 26, 2016.
99.2	Slide Presentation dated April 26, 2016.
99.3	Prepared Remarks dated April 26, 2016.

In connection with the disclosures set forth in Items 2.02 and 7.01 above, the information in this Form 8-K, including the exhibits attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section. The information in this Form 8-K, including the exhibits, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any incorporation by reference language in any such filing. This Form 8-K will not be deemed an admission as to the materiality of any information in this Form 8-K that is required to be disclosed solely by Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC.
(Registrant)

April 26, 2016

/s/ J. Kevin Willis
J. Kevin Willis
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1	News Release dated April 26, 2016.
99.2	Slide Presentation dated April 26, 2016.
99.3	Prepared Remarks dated April 26, 2016.

Exhibit 99.1

News Release

April 26, 2016

Ashland Inc. reports preliminary financial results for second quarter of fiscal 2016

- *Earnings from continuing operations equal $1.38 per diluted share*
- *Adjusted earnings from continuing operations total $1.83 per diluted share*
- *Adjusted EBITDA totals $274 million and adjusted EBITDA margin is 22.0 percent*

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH), a global leader in differentiated specialty chemicals and, through Valvoline, a premium consumer-branded lubricant supplier, today announced preliminary[(1)] financial results for the fiscal second quarter ended March 31, 2016.

Quarterly Highlights

(in millions except per-share amounts)	Quarter Ended March 31	
	2016	2015
Operating income	$ 147	$ 193
Key items*	46	25
Adjusted operating income*	$ 193	$ 218
Adjusted EBITDA*	$ 274	$ 301
Diluted earnings per share (EPS)		
From net income	$ 1.38	$ 3.26
From continuing operations	$ 1.38	$ 1.39
Key items*	0.45	0.64
Adjusted EPS from continuing operations*	$ 1.83	$ 2.03
Cash flows provided by operating activities from continuing operations	$ 184	$ 47
Free cash flow*	134	4

* See Tables 5, 6 and 7 for Ashland definitions and U.S. GAAP reconciliations.

Ashland reported income from continuing operations of $87 million, or $1.38 per diluted share, on sales of more than $1.2 billion. These results included three key items that together reduced income from continuing operations by approximately $28 million, net of tax, or $0.45 per diluted share. For the year-ago quarter, Ashland reported income from continuing operations of $95 million, or $1.39 per diluted share, on sales of more than

$1.3 billion. There were five key items in the year-ago quarter that, on a combined basis, reduced income from continuing operations by $43 million after tax, or $0.64 per diluted share. (Please refer to Table 5 of the accompanying financial statements for details of key items.) For the remainder of this news release, financial results have been adjusted to exclude the effect of key items in both the current and prior-year quarters.

On an adjusted basis, Ashland's income from continuing operations in the second quarter of fiscal 2016 was $115 million, or $1.83 per diluted share, versus $138 million, or $2.03 per diluted share, for the year-ago quarter.

During the second quarter:

- Each of our business units reported results that either met or exceeded the outlook provided at the beginning of the quarter. The chemicals group reported continued growth, and notable business wins from new technology applications, in several core end markets. In addition, Valvoline reported a record March quarter, with strong volume and earnings growth.
- As expected, headwinds from currency, weak energy markets and exited product lines began to recede. The year-over-year effect on sales fell from $155 million in the first quarter of fiscal 2016 to approximately $60 million in the second quarter. Ashland continues to expect these headwinds to recede further in the third quarter as the company largely laps the impact.
- Ashland generated adjusted EBITDA of $274 million. Adjusted EBITDA margin remained strong at 22.0 percent, with both Ashland Specialty Ingredients (ASI) and Valvoline delivering 24.0 percent margins.

"Our teams continued executing at a high level in the second quarter as we prepare to separate into two great companies," said William A. Wulfsohn, Ashland chairman and chief executive officer.

"Our first priority this year has been to drive the operational and strategic gains needed to meet our financial expectations. To that end, within Ashland's chemicals group we continue to focus on growing the higher-margin, differentiated product lines where we add value for our customers. Sales pipeline initiatives led to several new business wins during the quarter. Within ASI, the team has worked hard to offset headwinds through these initiatives and productivity improvements. We continue to gain share in our key technology platforms and core growth end markets, including pharmaceutical, hair care and coatings. Within Ashland Performance Materials (APM), composites reported solid year-over-year margin growth as a result of pricing discipline amid falling raw-material costs and its continued focus on product innovation and application development," he said.

Wulfsohn continued: "At the same time, Valvoline turned in another outstanding performance. The team notched its tenth consecutive quarter of year-over-year EBITDA growth driven by higher volumes, improved channel and product mix, robust same-store sales growth at Valvoline Instant Oil Change℠ (VIOC), and continued margin management."

He said the second core priority has been effectively converting earnings to cash. In the second quarter, Ashland generated $134 million of free cash flow.

Ashland's third priority has been the effective allocation of capital through targeted investments in higher-margin core product line growth and in return of cash to shareholders. During the quarter, Ashland completed its previously announced $500 million accelerated share repurchase (ASR) agreement. The company repurchased a total of approximately 5 million shares at an average volume-weighted price of approximately $99 per share. In addition, the company completed the previously announced acquisition of Oil Can Henry's, which expanded VIOC's store base by nearly 10 percent and marked the brand's entry into several Pacific Northwest markets.

The company's fourth priority is to complete the previously announced separation into two independent, publicly traded companies. As outlined in Ashland's recent announcement about a planned initial public offering (IPO) of Valvoline stock, and summarized later in this news release, Ashland continues to make good progress toward the separation.

Reportable Segment Performance

To aid understanding of Ashland's ongoing business performance, the results of Ashland's reportable segments are described below on an adjusted basis and EBITDA, or adjusted EBITDA, is reconciled to operating income in Table 7 of this news release.

ASI reported continued volume and share gains in core growth end markets such as pharmaceutical, hair care and coatings, where its differentiated products and technical expertise deliver value to customers. In addition, good cost control and strong price discipline contributed to earnings results that were at the upper end of the outlook provided at the beginning of the second quarter. ASI's sales totaled $529 million, down 9 percent, with the aforementioned headwinds accounting for more than half of that decline. However, on a sequential basis sales grew 11 percent, reflecting normal seasonality patterns and receding headwinds. Adjusted EBITDA totaled $127 million and adjusted EBITDA margin remained strong at 24.0 percent.

Within Consumer Specialties, sales declined 6 percent, or a currency-adjusted 4 percent, versus the prior year. ASI continued to see good penetration of its value-added products sold into the pharmaceutical market, with currency-adjusted sales flat against a strong comparison in the year-ago quarter. Within personal care, sales declined a currency-adjusted 9 percent. This decline was due to some consumer trading down to lower-cost materials and customer destocking, particularly within oral and skin care, in emerging regions. However, customer demand in these regions began to improve as the quarter progressed. Hair care reported another solid quarter.

Within Industrial Specialties, sales declined 13 percent, or a currency-adjusted 12 percent. The previously mentioned headwinds accounted for the majority of the decline. The commercial team saw steadily improving end-market demand in the developed regions as the quarter progressed, offset by continued weakness in emerging regions. Energy sales declined 57 percent versus the prior year, but volumes appear to have stabilized. As previously outlined, ASI expects to begin lapping the energy headwind in the June quarter. Within the core architectural coatings end market, ASI captured new business from several large customers in North America and Asia driven by new technologies and applications. As expected, adhesives returned to growth in the quarter.

Looking ahead to the third quarter of fiscal 2016, which is typically ASI's strongest seasonal period, the company expects sales to increase sequentially reflecting these seasonal patterns, receding headwinds and sales pipeline gains. Third-quarter sales are expected to be in the range of $555-$575 million and EBITDA to be slightly above a year ago.

APM reported solid results in the second quarter. While composites volumes were generally soft, overall margins were better than expected, reflecting pricing discipline amid favorable raw-material costs. Composites volumes in Europe continued to rise as customers increasingly adopt Ashland's value-added products for residential construction markets. Volume strength in Europe was offset by slowing industrial growth in other regions, notably China and Brazil. Sales to North American energy markets also continued to be weak. Lower pricing, driven by reduced raw-material costs, led to a 14 percent decline in overall composites sales during the quarter. Within Intermediates and Solvents (I&S), overall results were generally consistent with the company's expectations, as butanediol (BDO) volumes and pricing were headwinds to sales and earnings. When compared to the prior-year period, I&S sales declined 19 percent. These factors led to a 25 percent year-over-year decrease in APM's EBITDA, to $33 million. Sales totaled $239 million, down 16 percent from prior year.

For the third quarter of fiscal 2016, APM expects sales to be in the range of $235-$250 million and EBITDA margin to be in the range of 12-13 percent.

Valvoline reported continued strong results, with volume growing 8 percent and EBITDA also rising 8 percent, to $115 million. EBITDA margin was 24.0 percent, a 200-basis-point increase over the prior year, as Valvoline continued to execute its strategy of investing in higher-return opportunities within its core lubricants product lines. Total sales were flat at $479 million, as strong lubricant volumes and product mix were offset by pass-through pricing from lower raw-material costs and currency headwinds. Volume to customers serving the Do-it-Yourself (DIY) market grew by 8 percent, driven by strong seasonal promotions and expanded distribution arrangements with national retail accounts at Walmart and Menards. At VIOC, same-store sales rose nearly 10 percent at company-owned sites. At the end of the second quarter, VIOC had a total of 1,052 company-owned and franchised stores within its network, a gain of 120 stores versus a year ago after including the 89 Oil Can Henry's stores. Within Valvoline's international channel, volume grew 10 percent, driven by good execution of channel-building efforts. Valvoline's overall mix continued to improve, with U.S. premium-branded lubricant sales volume increasing to 44.6 percent, a 390-basis-point improvement from the year-ago quarter.

For the third quarter, Valvoline expects continued strong performances across the business. Sales are expected to be approximately $500-$510 million in what is typically Valvoline's seasonally strongest quarter. EBITDA margin is expected to be in the range of 23-24 percent.

When adjusted for key items, Ashland's effective tax rate for the March 2016 quarter was 22 percent. For the full 2016 fiscal year, the company continues to expect its adjusted effective tax rate to be at the upper end of the range of 24-26 percent.

Separation into Two Independent, Publicly Traded Companies

Earlier this month, Ashland provided an update on the previously announced plan to separate Ashland into two independent, publicly traded companies: the new Ashland, composed of Ashland Specialty Ingredients and Ashland Performance Materials, and Valvoline, composed of Ashland's Valvoline business segment.

As previously announced, the separation process and timeline remain on track; the preparatory work for the separation, including the carve-out audit and the creation of standalone operating entities, is proceeding on the expected timetable. Subject to sufficiently attractive market conditions, Ashland plans to pursue an IPO of up to 20 percent of the common stock of Valvoline as a first step in the separation. The company expects to complete the proposed offering during the fourth quarter of calendar year 2016. Any such offering will be made only by a prospectus filed with the Securities and Exchange Commission, and this news release shall not constitute an offering of Valvoline common stock. Ashland currently expects that it would distribute the remaining common stock of Valvoline to Ashland's shareholders upon expiration of the IPO lock-up (typically six months after completion of the proposed offering).

As noted earlier in this release, Ashland completed the previously announced $500 million ASR agreement in the second quarter. At this time the company has no current plans to pursue any additional share repurchases under the existing $1 billion share repurchase authorization expiring in December 2017.

Looking Ahead

"Our outlook for the second half of Ashland's fiscal year remains unchanged. We expect our earnings trajectory to improve as we begin to lap some of the headwinds we have been facing and the underlying strength of our business becomes more evident. We remain focused on expanding our positions in core growth end markets by leveraging Ashland's strong technology development and applications expertise. As a result, we expect ASI to improve its earnings momentum. While we remain cautious about customer destocking and evidence of trading down in emerging markets, we are encouraged by the relative strength we are seeing in the developed regions and the improving trends demonstrated throughout the course of the second quarter. We believe Valvoline is well positioned to sustain its operational and financial momentum as it builds on the success of Oil Can Henry's, leverages the Valvoline brand to capture new market share across multiple channels and expands its global presence," Wulfsohn said.

"This is an exciting time for the Ashland team as we prepare to separate into two great companies," he concluded.

Conference Call Webcast

Ashland will host a live webcast of its second-quarter conference call with securities analysts at 9 a.m. EDT Wednesday, April 27, 2016. The webcast and supporting materials will be accessible through Ashland's website at http://investor.ashland.com. Following the live event, an archived version of the webcast and supporting materials will be available for 12 months.

Use of Non-GAAP Measures

This news release includes certain non-GAAP (Generally Accepted Accounting Principles) measures. Such measurements are not prepared in accordance with GAAP and should not be construed as an alternative to reported results determined in

accordance with GAAP. Management believes the use of such non-GAAP measures assists investors in understanding the ongoing operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP amounts have been reconciled with reported GAAP results in Tables 5, 6 and 7 of the financial statements provided with this news release.

About Ashland
Ashland Inc. (NYSE: ASH) is a global leader in providing specialty chemical solutions to customers in a wide range of consumer and industrial markets, including adhesives, architectural coatings, automotive, construction, energy, food and beverage, personal care and pharmaceutical. Through our three business units – Ashland Specialty Ingredients, Ashland Performance Materials and Valvoline – we use good chemistry to make great things happen for customers in more than 100 countries. Visit ashland.com to learn more.

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C-ASH

Forward-Looking Statements
This news release contains forward-looking statements. Ashland has identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “is likely,” “predicts,” “projects,” “forecasts,” “objectives,” “may,” “will,” “should,” “plans” and “intends” and the negative of these words or other comparable terminology. These forward-looking statements include statements relating to status of the separation process, the plan to pursue an IPO of up to 20 percent of the common stock of Valvoline and the expected completion of the separation through the subsequent distribution of Valvoline common stock, the expected timing of filing of a registration statement for the registration of common stock of Valvoline in the IPO, the anticipated timing of completion of the planned IPO and subsequent distribution of the remaining Valvoline common stock, and Ashland’s and Valvoline’s expected ratings profiles, capital structures, future financial flexibility and ability to pursue their long-term strategies. In addition, Ashland may from time to time make forward-looking statements in its annual report, quarterly reports and other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland’s expectations and assumptions, as of the date such statements are made, regarding Ashland’s future operating performance and financial condition, including the proposed separation of its specialty chemicals and Valvoline businesses, the proposed IPO of its Valvoline business, the expected timetable for completing the IPO and the separation, the future financial and operating performance of each company, strategic and competitive advantages of each company, the leadership of each company, and future opportunities for each company, as well as the economy and other future events or circumstances. Ashland’s expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the possibility that the proposed IPO or separation will not be consummated within the anticipated time period or at all, including as the result of regulatory, market or other factors; the potential for disruption to Ashland’s business in connection with the proposed IPO or separation; the potential that the new Ashland and Valvoline do not realize all of the expected benefits of the proposed IPO or separation or obtain the expected credit ratings following the proposed IPO or separation; Ashland’s substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland’s future cash flows, results of operations, financial condition and its ability to repay debt); the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions); Ashland’s ability to generate sufficient cash to finance its stock repurchase plans; severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland’s website at http://investor.ashland.com or on the

SEC's website at http://www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this news release whether as a result of new information, future events or otherwise.

(1) **Preliminary Results**
Financial results are preliminary until Ashland's Form 10-Q is filed with the SEC.

SM Service mark, Ashland or its subsidiaries, registered in various countries.
™ Trademark, Ashland or its subsidiaries, registered in various countries.

FOR FURTHER INFORMATION:

Investor Relations:
Seth A. Mrozek
+1 (859) 815-3527
samrozek@ashland.com

Media Relations:
Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com

Ashland Inc. and Consolidated Subsidiaries Table 1

STATEMENTS OF CONSOLIDATED INCOME

(In millions except per share data - preliminary and unaudited)

	Three months ended March 31		Six months ended March 31	
	2016	**2015**	**2016**	**2015**
Sales	$ 1,247	$ 1,350	$ 2,410	$ 2,741
Cost of sales	823	925	1,595	1,906
GROSS PROFIT	424	425	815	835
Selling, general and administrative expense	258	203	483	429
Research and development expense	25	25	49	50
Equity and other income (loss)	6	(4)	15	6
OPERATING INCOME	147	193	298	362
Net interest and other financing expense	43	40	85	81
Net loss on divestitures	(2)	(33)	-	(118)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	102	120	213	163
Income tax expense	15	25	35	27
INCOME FROM CONTINUING OPERATIONS	87	95	178	136
Income (loss) from discontinued operations (net of taxes)	-	129	(2)	121
NET INCOME	$ 87	$ 224	$ 176	$ 257
DILUTED EARNINGS PER SHARE				
Income from continuing operations	$ 1.38	$ 1.39	$ 2.76	$ 1.95
Income (loss) from discontinued operations	-	1.87	(0.03)	1.73
Net income	$ 1.38	$ 3.26	$ 2.73	$ 3.68
AVERAGE COMMON SHARES AND ASSUMED CONVERSIONS	63	69	64	70
SALES				
Specialty Ingredients	$ 529	$ 583	$ 1,004	$ 1,144
Performance Materials	239	286	470	623
Valvoline	479	481	936	974
	$ 1,247	$ 1,350	$ 2,410	$ 2,741
OPERATING INCOME (LOSS)				
Specialty Ingredients	$ 65	$ 65	$ 103	$ 125
Performance Materials	20	30	43	55
Valvoline	105	82	197	165
Unallocated and other	(43)	16	(45)	17
	$ 147	$ 193	$ 298	$ 362

Ashland Inc. and Consolidated Subsidiaries Table 2

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions - preliminary and unaudited)

	March 31 2016	September 30 2015
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,136	$ 1,257
Accounts receivable	935	961
Inventories	726	706
Other assets	115	169
Total current assets	2,912	3,093
Noncurrent assets		
Property, plant and equipment		
Cost	4,252	4,144
Accumulated depreciation	2,086	1,962
Net property, plant and equipment	2,166	2,182
Goodwill	2,578	2,486
Intangibles	1,110	1,142
Restricted investments	280	285
Asbestos insurance receivable	171	180
Equity and other unconsolidated investments	64	65
Deferred income taxes	213	212
Other assets	407	409
Total noncurrent assets	6,989	6,961
Total assets	$ 9,901	$ 10,054
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Short-term debt	$ 694	$ 326
Current portion of long-term debt	55	55
Trade and other payables	519	573
Accrued expenses and other liabilities	434	488
Total current liabilities	1,702	1,442
Noncurrent liabilities		
Long-term debt	3,328	3,348
Employee benefit obligations	1,013	1,076
Asbestos litigation reserve	636	661
Deferred income taxes	85	85
Other liabilities	414	405
Total noncurrent liabilities	5,476	5,575
Stockholders' equity	2,723	3,037
Total liabilities and stockholders' equity	$ 9,901	$ 10,054

Ashland Inc. and Consolidated Subsidiaries Table 3

STATEMENTS OF CONSOLIDATED CASH FLOWS

(In millions - preliminary and unaudited)

	Three months ended March 31		Six months ended March 31	
	2016	**2015**	**2016**	**2015**
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS				
Net income	$ 87	$ 224	$ 176	$ 257
Loss (income) from discontinued operations (net of taxes)	-	(129)	2	(121)
Adjustments to reconcile income from continuing operations to cash flows from operating activities				
Depreciation and amortization	85	85	168	170
Debt issuance cost amortization	3	4	6	7
Deferred income taxes	(1)	(3)	1	(13)
Equity income from affiliates	(4)	(4)	(8)	(7)
Distributions from equity affiliates	4	7	9	10
Stock based compensation expense	8	8	17	15
Gain on available-for-sale securities	(2)	-	(4)	-
Net loss on divestitures	2	33	-	118
Impairment of equity investment	-	14	-	14
Pension contributions	(11)	(23)	(15)	(29)
Losses on pension and other postretirement plan remeasurements	23	9	23	9
Change in operating assets and liabilities (a)	(10)	(178)	(125)	(334)
Total cash provided by operating activities from continuing operations	184	47	250	96
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES FROM CONTINUING OPERATIONS				
Additions to property, plant and equipment	(50)	(43)	(103)	(86)
Proceeds from disposal of property, plant and equipment	1	-	3	1
Purchase of operatons - net of cash acquired	(63)	-	(66)	-
Proceeds from sale of operations or equity investments	15	-	12	106
Funds restricted for specific transactions	-	(320)	-	(320)
Reimbursements from restricted investments	16	-	23	-
Proceeds from the settlement of derivative instruments	-	-	7	-
Purchases of available-for-sale securities	(4)	-	(4)	-
Proceeds from sales of available-for-sale securities	4	-	4	-
Total cash used by investing activities from continuing operations	(81)	(363)	(124)	(299)
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS				
Repayment of long-term debt	(22)	-	(36)	-
Proceeds (repayment) from short-term debt	49	(90)	368	(96)
Repurchase of common stock	-	(270)	(500)	(397)
Cash dividends paid	(24)	(23)	(48)	(46)
Excess tax benefits related to share-based payments	(1)	5	(1)	7
Total cash provided (used) by financing activities from continuing operations	2	(378)	(217)	(532)
CASH PROVIDED (USED) BY CONTINUING OPERATIONS	105	(694)	(91)	(735)
Cash provided (used) by discontinued operations				
Operating cash flows	(8)	361	(19)	277
Investing cash flows	-	12	-	10
Effect of currency exchange rate changes on cash and cash equivalents	-	(24)	(11)	(34)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	97	(345)	(121)	(482)
Cash and cash equivalents - beginning of period	1,039	1,256	1,257	1,393
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 1,136	$ 911	$ 1,136	$ 911
DEPRECIATION AND AMORTIZATION				
Specialty Ingredients	$ 62	$ 61	$ 123	$ 121
Performance Materials	13	14	26	30
Valvoline	10	10	19	19
	$ 85	$ 85	$ 168	$ 170
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT				
Specialty Ingredients	$ 34	$ 28	$ 76	$ 51
Performance Materials	5	4	9	10
Valvoline	9	8	14	18
Unallocated and other	2	3	4	7
	$ 50	$ 43	$ 103	$ 86

(a) Excludes changes resulting from operations acquired or sold.

Ashland Inc. and Consolidated Subsidiaries Table 4

INFORMATION BY INDUSTRY SEGMENT

(In millions - preliminary and unaudited)

	Three months ended March 31		Six months ended March 31	
	2016	**2015**	**2016**	**2015**
SPECIALTY INGREDIENTS				
Sales per shipping day	$ 8.3	$ 9.3	$ 8.0	$ 9.2
Metric tons sold (thousands)	77.3	82.7	146.0	162.6
Gross profit as a percent of sales (a)	34.6%	31.7%	33.8%	32.2%
PERFORMANCE MATERIALS				
Sales per shipping day	$ 3.7	$ 4.5	$ 3.7	$ 5.0
Metric tons sold (thousands)	116.3	118.3	222.5	247.8
Gross profit as a percent of sales (a)	20.6%	22.7%	21.3%	19.8%
VALVOLINE				
Lubricant sales (gallons)	43.7	40.5	84.2	79.5
Premium lubricants (percent of U.S. branded volumes)	44.6%	40.7%	43.9%	39.6%
Gross profit as a percent of sales (a)	40.0%	36.1%	39.2%	34.7%

(a) Gross profit as a percent of sales is defined as sales, less cost of sales divided by sales.

Ashland Inc. and Consolidated Subsidiaries Table 5

RECONCILIATION OF NON-GAAP DATA - INCOME (LOSS) FROM CONTINUING OPERATIONS

(In millions - preliminary and unaudited)

	Three Months Ended March 31, 2016				
	Specialty Ingredients	Performance Materials	Valvoline	Unallocated & Other	Total
OPERATING INCOME (LOSS)					
Restructuring and separation costs	$ (2)	$ -	$ -	$ (16)	$ (18)
Losses on pension and other postretirement plan remeasurements	-	-	-	(23)	(23)
Legal reserve	-	-	-	(5)	(5)
All other operating income	67	20	105	1	193
Operating income (loss)	65	20	105	(43)	147
NET INTEREST AND OTHER FINANCING EXPENSE				43	43
NET LOSS ON DIVESTITURES				(2)	(2)
INCOME TAX EXPENSE (BENEFIT)					
Key items				(18)	(18)
All other income tax expense				33	33
				15	15
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 65	$ 20	$ 105	$ (103)	$ 87

	Three Months Ended March 31, 2015				
	Specialty Ingredients	Performance Materials	Valvoline	Unallocated & Other	Total
OPERATING INCOME (LOSS)					
Restructuring	$ (18)	$ -	$ -	$ -	$ (18)
Tax indemnity income	-	-	-	16	16
Losses on pension plan remeasurement	-	-	-	(9)	(9)
Impairment of equity investment	-	-	(14)	-	(14)
All other operating income	83	30	96	9	218
Operating income	65	30	82	16	193
NET INTEREST AND OTHER FINANCING EXPENSE				40	40
NET LOSS ON DIVESTITURES				(33)	(33)
INCOME TAX EXPENSE (BENEFIT)					
Key items				(15)	(15)
All other income tax expense				40	40
				25	25
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 65	$ 30	$ 82	$ (82)	$ 95

Ashland Inc. and Consolidated Subsidiaries

Table 6

RECONCILIATION OF NON-GAAP DATA - FREE CASH FLOW

(In millions - preliminary and unaudited)

Free cash flow (a)	Three months ended March 31 2016	Three months ended March 31 2015	Six months ended March 31 2016	Six months ended March 31 2015
Total cash flows provided by operating activities from continuing operations	$ 184	$ 47	$ 250	$ 96
Adjustments:				
Additions to property, plant and equipment	(50)	(43)	(103)	(86)
Free cash flows	$ 134	$ 4	$ 147	$ 10

(a) Free cash flow is defined as cash flows provided by operating activities less additions to property, plant and equipment and other items Ashland has deemed non operational (if applicable).

Ashland Inc. and Consolidated Subsidiaries Table 7

RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA

(In millions - preliminary and unaudited)

	Three months ended March 31	
Adjusted EBITDA - Ashland Inc.	**2016**	**2015**
Net income	$ 87	$ 224
Income tax expense	15	25
Net interest and other financing expense	43	40
Depreciation and amortization (a)	83	83
EBITDA	228	372
Income from discontinued operations (net of taxes)	-	(129)
Net loss on divestitures	-	33
Operating key items (see Table 5)	46	25
Adjusted EBITDA	$ 274	$ 301
Adjusted EBITDA - Specialty Ingredients		
Operating income	$ 65	$ 65
Add:		
Depreciation and amortization (a)	60	59
Key items (see Table 5)	2	18
Adjusted EBITDA	$ 127	$ 142
Adjusted EBITDA - Performance Materials		
Operating income	$ 20	$ 30
Add:		
Depreciation and amortization	13	14
Key items (see Table 5)	-	-
Adjusted EBITDA	$ 33	$ 44
Adjusted EBITDA - Valvoline		
Operating income	$ 105	$ 82
Add:		
Depreciation and amortization	10	10
Key items (see Table 5)	-	14
Adjusted EBITDA	$ 115	$ 106

(a) Depreciation and amortization excludes accelerated depreciation of $2 million for Specialty Ingredients for the three months ended March 31, 2016 and 2015, which is included as a key item within this table.

Exhibit 99.2

Second-Quarter Fiscal 2016 Earnings

April 26, 2016

ASHLAND®

With good chemistry great things happen.™

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “is likely,” “predicts,” “projects,” “forecasts,” “objectives,” “may,” “will,” “should,” “plans” and “intends” and the negative of these words or other comparable terminology. These forward-looking statements include statements relating to status of the separation process, the plan to pursue an IPO of up to 20 percent of the common stock of Valvoline and the expected completion of the separation through the subsequent distribution of Valvoline common stock, the expected timing of filing of a registration statement for the registration of common stock of Valvoline in the IPO, the anticipated timing of completion of the planned IPO and subsequent distribution of the remaining Valvoline common stock, and Ashland’s and Valvoline’s expected ratings profiles, capital structures, future financial flexibility and ability to pursue their long-term strategies. In addition, Ashland may from time to time make forward-looking statements in its annual report, quarterly reports and other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland’s expectations and assumptions, as of the date such statements are made, regarding Ashland’s future operating performance and financial condition, including the proposed separation of its specialty chemicals and Valvoline businesses, the proposed IPO of its Valvoline business, the expected timetable for completing the IPO and the separation, the future financial and operating performance of each company, strategic and competitive advantages of each company, the leadership of each company, and future opportunities for each company, as well as the economy and other future events or circumstances. Ashland’s expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the possibility that the proposed IPO or separation will not be consummated within the anticipated time period or at all, including as the result of regulatory, market or other factors; the potential for disruption to Ashland’s business in connection with the proposed IPO or separation; the potential that the new Ashland and Valvoline do not realize all of the expected benefits of the proposed IPO or separation or obtain the expected credit ratings following the proposed IPO or separation; Ashland’s substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland’s future cash flows, results of operations, financial condition and its ability to repay debt); the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions); Ashland’s ability to generate sufficient cash to finance its stock repurchase plans; severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland’s website at http://investor.ashland.com or on the SEC’s website at http://www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this presentation whether as a result of new information, future events or otherwise. This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Regulation G: Adjusted Results

The information presented herein regarding certain unaudited adjusted results does not conform to generally accepted accounting principles in the United States (U.S. GAAP) and should not be construed as an alternative to the reported results determined in accordance with U.S. GAAP. Ashland has included this non-GAAP information to assist in understanding the operating performance of the company and its reportable segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information related to previous Ashland filings with the SEC has been reconciled with reported U.S. GAAP results.

Fiscal Second Quarter 2016

Highlights[1]



($, Millions)
Sales
Adj. EBITDA margin
$1,600
$1,200
$800
$400
$0
30%
20%
10%
0%
$1,350
$1,163
$1,247
22.3%
21.2%
22.0%
Q2 2015
Q1 2016
Q2 2016

Adj. EPS	$2.03	$1.41	$1.83

Factors affecting year-over-year EBITDA



($, Millions)
301
4
(7)
(15)
283
(2)
(7)
274
Q2 2015
Vol/ Mix
Margin
SG&A
Underlying Performance of the business
FX
Acq/Div Other[2]
Q2 2016

- Reported earnings from continuing operations of $1.38 per diluted share
- Adjusted earnings declined 10% to $1.83 vs. $2.03 per diluted share in prior year
- Adjusted EBITDA of $274 million vs. $301 million in prior year
  - As expected, headwinds from currency, energy end market and divestitures began to abate and represented an approximate $7 million headwind
- Completed the $500 million accelerated share repurchase (ASR) agreement that was announced in November
  - Repurchased a total of ~5 million shares at an average volume-weighted price of ~$99 per share
  - No current plans to pursue additional share repurchases

1 Ashland's earnings releases dated April 26, 2016, and January 25, 2016, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

2 Acquisitions include OCH International, Inc. Divestitures includes biocides, redispersible powders (RDP) and Valvoline car care product lines exited during prior four quarters.

ASHLAND.

Fiscal Second Quarter – Continuing Operations

Key Items Affecting Income

($ in millions, except EPS) Preliminary	Operating Income				Total		
2016	Ashland Specialty Ingredients	Ashland Performance Materials	Valvoline	Unallocated and Other	Pre-tax	After-tax	Earnings per Share
Restructuring and separation costs	$ (2)			$ (16)	$ (18)	$ (14)	$ (0.23)
Losses on pension and other postretirement plan remeasurements				(23)	(23)	(11)	(0.17)
Legal reserve				(5)	(5)	(3)	(0.05)
Total	$ (2)			$ (44)	$ (46)	$ (28)	$ (0.45)
2015							
Restructuring	$ (18)				$ (18)	$ (17)	$ (0.25)
Impairment of equity investment			(14)		(14)	(14)	(0.21)
Tax indemnity income				16	16	16	0.23
Losses on pension plan remeasurement				(9)	(9)	(7)	(0.10)
Loss on divestiture					(33)	(21)	(0.31)
Total	$ (18)		$ (14)	$ 7	$ (58)	$ (43)	$ (0.64)

- Excluding intangible amortization, adjusted EPS would have been 22 cents higher, or $2.05

Adjusted Results Summary[1]

($ in millions) Preliminary	Fiscal Second Quarter Three months ended Mar. 31,			Three months ended Dec. 31,	
	2016	2015	Change	2015	Change
Sales	$ 1,247	$ 1,350	(8) %	$ 1,163	7 %
Gross profit as a percent of sales	34.9 %	33.1 %	180 bp	33.4 %	150 bp
Selling, general and admin./R&D costs	$ 248	$ 239	4 %	$ 233	6 %
Operating income	$ 193	$ 218	(11) %	$ 164	18 %
Operating income as a percent of sales	15.5 %	16.1 %	(60) bp	14.1 %	140 bp
Depreciation and amortization	$ 83	$ 83	- %	$ 81	2 %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 274	$ 301	(9) %	$ 247	11 %
EBITDA as a percent of sales	22.0 %	22.3 %	(30) bp	21.2 %	80 bp

- As expected, headwinds are receding; currency, energy end markets and divestitures[2] were ~$60 million headwind to sales
- Favorable business mix and margins offset by increased investment in digital technology and promotions at Valvoline

1 Ashland's earnings releases dated April 26, 2016, and January 25, 2016, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

2 Divestitures includes biocides, redispersible powders (RDP) and Valvoline car care product line exited during prior four quarters.

ASHLAND.

Ashland Specialty Ingredients

Adjusted Results Summary[1]

($ in millions) Preliminary	Fiscal Second Quarter Three months ended Mar. 31, 2016	2015	Change	Three months ended Dec. 31, 2015	Change
Metric tons sold (in thousands) - Actives basis	77.3	82.7	(7) %	68.7	13 %
Sales	$ 529	$ 583	(9) %	$ 476	11 %
Gross profit as a percent of sales	35.1 %	34.8 %	30 bp	32.1 %	300 bp
Selling, general and admin./R&D costs	$ 117	$ 120	(3) %	$ 118	(1) %
Operating income	$ 67	$ 83	(19) %	$ 35	91 %
Operating income as a percent of sales	12.7 %	14.2 %	(150) bp	7.4 %	530 bp
Depreciation and amortization	$ 60	$ 59	2 %	$ 59	2 %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 127	$ 142	(11) %	$ 94	35 %
EBITDA as a percent of sales	24.0 %	24.4 %	(40) bp	19.7 %	430 bp

- Volume and share gains in numerous core growth end markets
- Developed markets remain strong, offset by weaker emerging regions
- Business trends improved throughout the course of the quarter

1 Ashland's earnings releases dated April 26, 2016, and January 25, 2016, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Ashland Performance Materials

Adjusted Results Summary[1]

($ in millions) Preliminary	Fiscal Second Quarter Three months ended Mar. 31, 2016	2015	Change	Three months ended Dec. 31, 2015	Change
Metric tons sold (in thousands)	116.3	118.3	(2) %	106.2	10 %
Sales	$ 239	$ 286	(16) %	$ 231	3 %
Gross profit as a percent of sales	20.6 %	22.7 %	(210) bp	22.1 %	(150) bp
Selling, general and admin./R&D costs	$ 31	$ 35	(11) %	$ 30	3 %
Operating income	$ 20	$ 30	(33) %	$ 24	(17) %
Operating income as a percent of sales	8.4 %	10.5 %	(210) bp	10.4 %	(200) bp
Depreciation and amortization	$ 13	$ 14	(7) %	$ 13	- %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 33	$ 44	(25) %	$ 37	(11) %
EBITDA as a percent of sales	13.8 %	15.4 %	(160) bp	16.0 %	(220) bp

- Strong volumes in Europe led by residential construction applications
- Volume and pricing pressure in other regions of the world
- As expected, weak volumes and margins within I&S

[1] Ashland's earnings releases dated April 26, 2016, and January 25, 2016, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Valvoline

Results Summary[1]

($ in millions) Preliminary	Fiscal Second Quarter Three months ended Mar. 31, 2016	2015	Change	Three months ended Dec. 31, 2015	Change
Lubricant gallons (in millions)	43.7	40.5	8 %	40.4	8 %
Sales	$ 479	$ 481	(0) %	$ 456	5 %
Gross profit as a percent of sales	40.0 %	36.1 %	390 bp	38.3 %	170 bp
Selling, general and admin./R&D costs	$ 92	$ 84	10 %	$ 88	5 %
Operating income	$ 105	$ 96	9 %	$ 92	14 %
Operating income as a percent of sales	21.9 %	20.0 %	190 bp	20.2 %	170 bp
Depreciation and amortization	$ 10	$ 10	- %	$ 9	11 %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 115	$ 106	8 %	$ 101	14 %
EBITDA as a percent of sales	24.0 %	22.0 %	200 bp	22.1 %	190 bp

- Continued execution against strategic objectives leading to the tenth consecutive quarter of year-over-year earnings growth
- Successfully closed Oil Can Henry's acquisition on February 1st, adding 89 quick lube locations in the US Pacific Northwest

1 Ashland's earnings releases dated April 26, 2016, and January 25, 2016, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Fiscal Second Quarter 2016

Corporate Items

- Adjusted corporate operating income of $1 million
- Net interest expense of $43 million
  - FY 2016 expectation of approximately $170-$180 million
- Adjusted effective tax rate of 22%
  - FY 2016 expectation at the upper end of the 24%-26% range
- Trade Working Capital[1] for the quarter was 19.5% of sales
- Capital expenditures totaled $50 million
  - FY 2016 expectation remains $320-340 million
- Free cash flow[2] generation of $134 million
  - FY 2016 expectation remains $325-$350 million

[1] Trade Working Capital defined as trade accounts receivables plus inventories minus trade accounts payables; calculated on a 13-month rolling basis.
[2] Definition of free cash flow: operating cash less capital expenditures and other items Ashland has deemed non-operational.

ASHLAND.

Appendix A:
Bridges

Ashland Q2 FY 2015 vs. Q2 FY 2016
Revenue Bridge


($ millions)
Preliminary
1%
1,350
-5%
-2%
-1%
-1%
1,247
Q2 2015
Volume
Price
Currency
Acq/Div/ Other[1]
Energy
Q2 2016

- Headwinds from currency, energy markets and divestitures represented ~$60 million headwind to overall sales
- Raw material pass through was primary driver to lower overall pricing

[1] Acquisitions include OCH International, Inc. Divestitures includes biocides, redispersible powders (RDP) and Valvoline car care product lines exited during prior four quarters.

Ashland Q2 FY 2015 vs. Q2 FY 2016

Adjusted EBITDA Bridge



($ millions)
Preliminary
301
4
(7)
(15)
(2)
(7)
274
Q2 2015
Volume/ Mix
Margin
SG&A Expenses
Currency Translation
Other
Q2 2016

- Gains in volume / mix led by strong Valvoline results
- Foreign currency headwinds receded to $2 million

Ashland Specialty Ingredients

Adjusted EBITDA Bridge

($ millions)
Preliminary

Q2 FY 2015 versus Q2 FY 2016



142
(12)
(1)
1
(1)
(2)
127
Q2 2015
Volume/ Mix
Margin
SG&A Expenses
Currency Translation
Other
Q2 2016

- Energy end market represents $4 million of Volume/Mix
- Divestitures and exited product lines (biocides and RDP) included in the Other category; currency, driven by Euro, was a $1 million headwind

Ashland Performance Materials

Adjusted EBITDA Bridge

($ millions)
Preliminary

Q2 FY 2015 versus Q2 FY 2016



44
0
(15)
3
0
1
33
Q2 2015
Volume/ Mix
Margin
SG&A Expenses
Currency Translation
Other
Q2 2016

- I&S pricing accounts for the majority of margin impact
- Composites volumes soft but margins better than expected
- Planned Marl BDO shutdown negatively impacted margin by ~$2 million

ASHLAND.

Valvoline

Adjusted EBITDA Bridge

($ millions)
Preliminary

Q2 FY 2015 versus Q2 FY 2016



16
5
0
106
(11)
(1)
115
Q2 2015
Volume/ Mix
Margin
SG&A Expenses
Currency Translation
Other
Q2 2016

- Strong DIY and VIOC results, lower input costs, disciplined margin management and good volume/mix key to EBITDA growth
- Investments in promotions and advertising, digital technology and employee costs led to SG&A growth

ASHLAND.

Appendix B: Volume Trends and Liquidity and Net Debt

Normalized Volume Trends[1]


110%
105%
100%
95%
90%
85%
Rolling Four Quarters
Specialty Ingredients
Performance Materials
Valvoline
Mar '14
Jun '14
Sept '14
Dec '14
Mar '15
Jun '15
Sept '15
Dec '15
Mar '16
Period Ended

[1] Excludes volumes associated with divestitures of elastomers and biocides and exited redispersible powders (RDP) product line for all periods. Includes volumes associated with OCH International, Inc.
ASI and APM reflect realignment of adhesives and intermediates and solvents for all periods.

Liquidity and Net Debt

($ in millions)

Liquidity		At Mar 31, 2016
Cash	$	1,136
Available revolver and A/R facility capacity		654
Liquidity	$	1,790

Debt	Expiration	Interest Rate	Moody's	S&P		At Mar 31, 2016
4.750% senior notes, par $1,125 million	08/2022	4.750%	Ba1	BB	$	1,121
Term Loan A	06/2020[1]	L+175	Ba1	BB		1,059
3.875% senior notes, par $700 million	04/2018	3.875%	Ba1	BB		700
6.875% senior notes, par $375 million	05/2043	6.875%	Ba1	BB		376
A/R facility drawn[2]	03/2017	L+65				120
6.5% debentures, par $282 million	06/2029	6.50%	Ba2	B+		138
Revolver drawn[3]	06/2020	L+175	Ba1	BB		550
Other debt		Various				13
Total debt			Ba1/ Stable	BB/ Negative	$	4,077
Cash					$	1,136
Net debt (cash)					$	2,941

[1] The Term Loan has an amortizing principal, starting in 2015, with complete repayment in 2020.

[2] AR securitization facility with maximum borrowing capacity of $250 million; Mar 31 capacity of $199 million

[3] $1.2 billion facility, including ~$75 million used for letters of credit

Scheduled Debt Repayments by Fiscal Year



$611
$180
$810
$143
$715
$1,125
$666
FY '16
FY '17
FY '18
FY '19
FY '20
FY '21
FY '22
FY '23
FY '24 and after

ASHLAND

ASHLAND®

Appendix C:
Business Profiles
12 Months Ended March 31, 2016

Corporate Profile

Sales[1] - $5.1 Billion

By business unit


Ashland Specialty Ingredients 42%
Ashland Performance Materials 20%
Valvoline 38%

By geography


North America[2] 53%
Europe 24%
Asia Pacific 16%
Latin America/ Other - 7%

[1] For 12 months ended March 31, 2016.

[2] Ashland includes only U.S. and Canada in its North America designation.

ASHLAND.

Corporate Profile

Adjusted EBITDA[1] - $1.1 Billion


Ashland Performance Materials 12%
Ashland Specialty Ingredients 47%
Valvoline 41%

NYSE Ticker Symbol:	ASH
Total Employees:	~11,000
Outside North America	~30%
Number of Countries in Which Ashland Has Sales:	More than 100

ASHLAND.

[1] For 12 months ended March 31, 2016. See Appendix D for reconciliation to amounts reported under GAAP.

Ashland Specialty Ingredients: A global leader of cellulose ethers, vinyl pyrrolidones and biofunctionals

Sales by Market[2]


Coatings 15%
Construction 8%
Energy 2%
Other Industrial Specialties 7%
Adhesives 16%
Personal Care 26%
Pharma 16%
Nutrition & Other Consumer Specialties 10%

Sales by Product


PVP 19%
Actives – 7%
Vinyl Ethers 6%
Other3 14%
Cellulosics 38%
Adhesive 16%

Sales by Geography


Asia Pacific 19%
Latin America/ Other – 11%
North America 38%
Europe 32%

For 12 Months Ended March 31, 2016
Sales: $2.1 billion
Adjusted EBITDA: $487 million[1]
Adjusted EBITDA Margin: 22.9%[1]

[1] See Appendix D for reconciliation to amounts reported under GAAP.
[2] Within the Sales by Market chart above, Industrial Specialties are presented in orange and Consumer Specialties are presented in blue.
[3] Includes Biocides' sales only through July 1, 2015.

ASHLAND.

Ashland Performance Materials

Global leader in unsaturated polyester resins and vinyl ester resins

Sales by Market


Transportation 13%
Electronics 5%
Other Process Industries 15%
Marine 15%
Construction: Infrastructure 6%
PU/TPU² 3%
Construction: Residential 13%
Construction: Industrial 30%

Sales by Product


Intermediates/ Solvents 29%
Composites 71%

Sales by Geography


Europe 39%
Asia Pacific – 14%
North America 41%
Latin America/ Other 6%

For 12 Months Ended March 31, 2016

Sales: $1.0 billion

EBITDA: $130 million[1]

EBITDA Margin: 12.9%[1]

1 See Appendix D for reconciliation to amounts reported under GAAP.

2 PU/TPU stands for Polyurethane and Thermoplastic Polyurethane.

Valvoline: A leading worldwide producer and distributor of premium-branded lubricants and automotive chemicals


Sales
by Market
DIFM: Valvoline Instant Oil Change4 21%
Valvoline International 29%
DIFM: Installer Channel 21%
Do-It-Yourself 29%
Sales
by Product
Lubricant4 88%
Chemicals3 – 5%
Antifreeze 4%
Filters 3%
International Sales
by Region2
Australia 21%
Latin Americal Other – 18%
Asia Pacific ex Australia 38%
Europe 23%

<u>For 12 Months Ended March 31, 2016</u>

Sales: $1.9 billion

EBITDA: $429 million[1]

EBITDA Margin: 22.2%[1]

1 See Appendix D for reconciliation to amounts reported under GAAP.
2 Includes nonconsolidated joint ventures.
3 Includes car care products' sales only through June 30, 2015.
4 Includes Oil Can Henry's sales starting February 1, 2016.

ASHLAND.

Appendix D: Non-GAAP Reconciliation

Ashland Inc. and Consolidated Subsidiaries

Reconciliation of Non-GAAP Data

for 12 Months Ended March 31, 2016

($ millions, except percentages)

Sales[1]	Q2 16	Q1 16	Q4 15	Q3 15	Total
Specialty Ingredients	529	476	540	579	2,124
Performance Materials	239	231	256	278	1,004
Valvoline	479	456	484	510	1,929
Total	1,247	1,163	1,280	1,367	5,057

Adjusted EBITDA[1]	Q2 16	Q1 16	Q4 15	Q3 15	Total	Adjusted EBITDA Margin
Specialty Ingredients	127	94	129	137	487	22.9%
Performance Materials	33	37	33	27	130	12.9%
Valvoline	115	101	97	116	429	22.2%
Unallocated	(1)	15	6	10	30	
Total	274	247	265	290	1,076	

1 Quarterly totals may not sum to actual results due to quarterly rounding conventions. Calculation of adjusted EBITDA for each quarter has been reconciled within certain financial filings with the SEC and posted on Ashland's website for each reportable segment.

ASHLAND®

With good chemistry great things happen.™

Second Quarter Fiscal 2016 Earnings Prepared Comments

Ashland released results for the quarter ended March 31, 2016, at approximately 5 p.m. EDT today. These results are preliminary until we file our Form 10-Q with the Securities and Exchange Commission (SEC). A copy of the news release, a slide presentation and these prepared remarks have been furnished to the SEC in a Form 8-K. These prepared remarks should be read in conjunction with the slides and earnings release.

We will host a conference call and webcast on Wednesday, April 27, 2016, at 9 a.m. EDT to discuss these results.

Slide 2: Forward Looking Statements, Regulation G: Adjusted Results

As shown on Slide 2, our remarks include forward-looking statements, as such term is defined under U.S. securities law.

We believe any such statements are based on reasonable assumptions, but cannot assure that such expectations will be achieved.

Please also note that we will be discussing adjusted results in this presentation. We believe this enhances understanding of our performance by more accurately reflecting our ongoing business.

Slide 3: Highlights

Ashland’s second-quarter results reflect performance from all three commercial segments that either met or exceeded the outlooks provided at the beginning of the quarter. The chemicals group reported continued growth, and notable business wins from new technology applications, in several core end markets. In addition, Valvoline reported a record March quarter, with strong volume and earnings growth. Also as expected, Ashland’s second-quarter results reflect abating headwinds from foreign exchange, weak energy markets and the company’s decision to divest or exit certain non-core product lines.

In total, sales declined by approximately 8 percent to $1.25 billion. As expected, the aforementioned headwinds began to recede. The year-over-year effect on sales fell from $155 million in the first quarter of fiscal 2016 to approximately $60 million in the second quarter, representing approximately one half of the year-over-year sales decline. Ashland continues to expect these headwinds to recede further in the third quarter as the company largely laps the impact.

Ashland generated adjusted EBITDA of $274 million in the quarter. Adjusted EBITDA margin remained strong at 22.0 percent.

Ashland reported GAAP earnings of $1.38 per diluted share from continuing operations. After adjusting for key items, earnings per diluted share from continuing operations were $1.83 versus $2.03 in the year-ago period, reflecting a 10 percent decline from the prior year.

During the quarter, Ashland completed its previously announced $500 million accelerated share repurchase (ASR) agreement. The Company repurchased a total of approximately 5 million shares at an average volume-weighted price of approximately $99 per share. At this time, the company has no current plans to pursue additional share repurchases under the existing $1 billion share repurchase authorization which expires in December 2017.

Slide 4: Key Items Affecting Income

In total, three key items had a net unfavorable impact on EPS from continuing operations of $0.45 in the second quarter. These items were as follows:

- $14 million after-tax charge composed of costs related to the Valvoline separation and restructuring charges related to office buildings and a manufacturing plant;
- $11 million after-tax charge composed of losses associated with pension and other postretirement plan remeasurements;
- $3 million after-tax charge related to a legal reserve.

The year-ago quarter included five key items with a net unfavorable impact on EPS from continuing operations of $0.64.

Slide 5: Adjusted Results Summary

Ashland’s sales totaled $1.25 billion for the quarter, down 8 percent when compared to the prior year, with the combined impact of headwinds from foreign currency translation (-2 percent), divestitures and exited product lines (-2 percent) and continued weakness in the energy market (-1 percent) accounting for more than half of that decline. Sales also declined year-over-year due to pricing adjustments related to lower raw material costs, which offset overall gains in volumes and product mix. Sales increased by 7 percent sequentially, reflecting normal seasonal patterns and receding headwinds. The average value of the Euro during the quarter was $1.10 compared to $1.13 in the prior-year quarter. Business mix continues to be favorable due to growth in our higher-margin businesses, contributing to overall gross margin improvement.

EBITDA margin remained strong at 22.0 percent. Overall business mix, disciplined pricing amid a favorable raw material cost environment and good cost execution drove the solid margin performance.

Outlook
For the second half of the year, the company's expectations for Adjusted EPS are aligned with current consensus estimates but notes that the effective tax rate could be higher if the income mix is North American driven.

Slide 6: Ashland Specialty Ingredients – Adjusted Results Summary

Ashland Specialty Ingredients (ASI) Second-Quarter Performance Summary
ASI reported continued volume and share gains in core growth end markets such as pharmaceutical, hair care and coatings, where its differentiated products and technical expertise deliver value to customers. In addition, good cost control and strong price discipline contributed to earnings results that were at the upper end of the outlook provided at the beginning of the second quarter. ASI's sales totaled $529 million, down 9 percent, with headwinds from foreign exchange, weak energy markets and the company's decision to divest or exit certain non-core product lines accounting for more than half of that decline. However, on a sequential basis, sales grew 11 percent, reflecting normal seasonality patterns and receding headwinds. Adjusted EBITDA totaled $127 million and adjusted EBITDA margin remained strong at 24.0 percent.

Within Consumer Specialties, sales declined 6 percent, or a currency-adjusted 4 percent, versus the prior year. ASI continued to see good penetration of its value-added products sold into the pharmaceutical market, with currency-adjusted sales flat against a strong comparison in the year-ago quarter. Within personal care, sales declined a currency-adjusted 9 percent. This decline was due to some consumer trading down to lower-cost materials and customer destocking, particularly within oral and skin care, in emerging regions. However, customer demand in these regions began to improve as the quarter progressed. Hair care reported another solid quarter.

Within Industrial Specialties, sales declined 13 percent, or a currency-adjusted 12 percent. The previously mentioned headwinds accounted for the majority of this decline. The commercial team saw steadily improving end-market demand in the developed regions as the quarter progressed, offset by continued weakness in emerging regions. Energy sales declined 57 percent versus the prior year, but volumes appear to have stabilized. As previously outlined, ASI expects to begin lapping the energy headwind in the June quarter. Within the core architectural coatings end market, ASI captured new business from several large customers in North America and Asia, driven by new technologies and applications. As expected, adhesives returned to growth in the quarter.

Outlook
Looking ahead to the third quarter of fiscal 2016, which is typically ASI's strongest seasonal period, the company expects sales to increase sequentially reflecting these seasonal patterns, receding headwinds and sales pipeline gains. Third-quarter sales are expected to be in the range of $555-$575 million and adjusted EBITDA is expected to be slightly ahead of last year.

Slide 7: Ashland Performance Materials – Adjusted Results Summary

Ashland Performance Materials (APM) Second-Quarter Performance Summary
APM reported solid results during the second quarter that exceeded the outlook provided at the beginning of the quarter. While volumes were generally soft within composites, overall margins were better than expected, reflecting pricing discipline amid a favorable raw material cost environment. This performance was offset by continued weak results within Intermediates & Solvents (I&S) where butanediol (BDO) volumes and pricing were a headwind to sales and earnings. These factors led to a 25 percent year-over-year decrease in EBITDA to $33 million.

Composites' volumes in Europe continued to grow, consistent with the adoption of our value-added products into residential construction markets. Volume strength in Europe was offset by softness in other regions of the world, particularly China and Brazil, where slowing industrial growth was reflected in lower volumes. Sales to North American energy markets also remain weak. Overall composites sales declined 14% for the quarter. The majority of this decline was due to lower pricing reflecting lower raw-material costs.

Within I&S, overall results were generally consistent with our prior expectation that BDO margins would decline further in the second quarter reflecting more aggressive pricing in the marketplace. Overall I&S volumes and sales declined by 2 percent and 19 percent, respectively, when compared to the prior year.

Outlook
For the third quarter of fiscal 2016, the underlying performance of composites should remain solid, though we are starting to see the impact of rising raw material costs. We also believe that industrial weakness – particularly in China and Brazil – will persist. In total, we expect sales of between $235 and $250 million and EBITDA margin of 12-13 percent.

Slide 8: Valvoline – Adjusted Results Summary

<u>Valvoline Second-Quarter Performance Summary</u>
Valvoline reported strong second-quarter earnings with EBITDA rising 8 percent, to $115 million, versus the prior year. This marks the tenth consecutive quarter of year-over-year EBITDA growth as Valvoline continued to execute its strategy of investing in higher-return opportunities within its core lubricants business. Results were driven by solid lubricant volume growth across the business with particular strength among our retail customers serving the Do-It-Yourself (DIY) market due to expanded national retail distribution. Overall volume grew by 8 percent when compared to the prior-year quarter. Additionally, strong channel and product mix, robust same-store sales at Valvoline Instant Oil Change[SM] (VIOC) and continued margin management in a favorable raw material cost environment contributed to the earnings growth. In total, EBITDA margin increased by 200 basis points when compared to the prior year.

Volume to customers serving the DIY market grew by 8 percent, driven by strong seasonal promotions and expanded distribution arrangements with national retail accounts at Walmart and Menards. Mix was also favorable during the quarter driven by solid growth in Valvoline-branded lubricant sales.

At VIOC, same-store sales at company-owned sites grew by nearly 10 percent led by a nearly 6 percent increase in average oil changes per day (OCPD). Average ticket remained constant when compared to the prior year reflecting a 1 percent increase in premium oil changes and offset by slightly lower revenues from ancillary products and services. Over the past year, VIOC added 120 stores, bringing the total to 1,052 stores at the end of March. This increase includes the 89 stores acquired through the Oil Can Henry's acquisition which closed on February 1st. The acquisition expands Valvoline's geographic footprint into the Pacific Northwest of the US which is an attractive growth market. In addition, VIOC opened an additional 31 stores over the past year, of which 10 are company-owned and 21 are franchises.

Within Valvoline's international channel, volume grew 10 percent driven by continued strong execution of our channel-building efforts. Foreign currency had a negative impact of $9 million to Valvoline's overall sales and $1 million to Valvoline's overall earnings in the second quarter, the majority of which was reflected in the international channel. However, the magnitude of these FX-related headwinds was reduced by nearly 50 percent when compared to the first quarter reflecting the expected headwind abatement.

Overall sales mix continued to improve, with U.S. premium-branded lubricant sales volume increasing to 44.6 percent during the quarter, a 390-basis-point increase from the prior year and a 160-basis-point increase from the first quarter of fiscal 2016.

Selling, general and administrative (SG&A) expenses totaled $92 million for the quarter compared to $84 million during the prior year. The increase was due primarily to promotional and advertising activity, expenditures related to digital infrastructure upgrades and employee costs.

[SM] Service mark, Ashland or its subsidiaries, registered in various countries

Slide 8: Valvoline – Adjusted Results Summary

Outlook

For the third quarter, Valvoline expects continued strong performances across the business. Sales are expected to be approximately $500-$510 million in what is typically Valvoline's seasonally strongest quarter. EBITDA margin is expected to be in the range of 23-24 percent.

Slide 9: Fiscal Second Quarter 2016 – Corporate Items

During the second quarter, Ashland generated adjusted corporate operating income of $1 million. Increases in corporate enterprise optimization expenses and legacy costs, including environmental, were offset by higher pension and OPEB income. We continue to expect adjusted corporate operating income in fiscal year 2016 of approximately $40-$50 million.

In the quarter, net interest expense was $43 million. We continue to expect full-year interest expense of approximately $170-$180 million in 2016.

Excluding key items, the effective tax rate for the quarter was 22 percent. For 2016, we continue to expect our adjusted effective tax rate to be at the upper end of the previously expected range of 24-26 percent. It should be noted that a number of variables can affect the rate from quarter to quarter. We will continue to share our expectations each quarter regarding the full-year rate.

Trade working capital for the quarter was 19.5 percent of sales. We continue to expect trade working capital as a percent of sales to be in the range of 19-20 percent in 2016.

Capital expenditures were $50 million in the quarter. For 2016, we continue to expect capital expenditures to be in a range of $320-$340 million reflecting previously announced capacity expansions to support growth within ASI's key technology platforms in addition to increased investment in Valvoline's digital infrastructure.

Free cash flow during the quarter was $134 million compared to $4 million during the previous year. The increase is due primarily to timing of cash tax payments and changes in working capital during the quarter. We continue to expect free cash flow for the full year to be in the range of $325-$350 million.

Ashland's liquidity position remains very strong. At the quarter end, Ashland had approximately $1.8 billion of available liquidity, including $1.1 billion in cash. Nearly all of this cash is held outside the U.S.

During the quarter, Ashland completed its previously announced $500 million accelerated share repurchase (ASR) agreement. The Company repurchased a total of approximately 5 million shares at an average volume-weighted price of approximately $99 per share. At this time, the company has no current plans to pursue additional share repurchases under the existing $1 billion share repurchase authorization expiring in December 2017.

For EPS purposes, we expect weighted average diluted share count to be approximately 63 million shares for the third fiscal quarter.

End of Prepared Remarks